FORM 144	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 NOTICE OF PROPOSED SALE OF SECURITIES Pursuant to Rule 144 under the Securities Act of 1933	SEC USE ONLY
DOCUMENT SEQUENCE NO.
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute a sale or executing a sale directly with a market maker.		CUSIP NUMBER

1 (a) NAME OF ISSUER Enable Midstream Partners, LP	(b) IRS IDENT. NO 72-1252419	(c) S.E.C. FILE NO. 1-36413	WORK LOCATION

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					A CODE	NUMBER
One Leadership Square, 211 North Robinson Avenue, Suite 950, Oklahoma City OK 73102					405	525-7788

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD Schroeder, Mark C	(b) RELATIONSHIP TO ISSUER Officer	(c) ADDRESS STREET CITY STATE ZIP CODE One Leadership Square, 211 North Robinson Avenue, Suite 950, Oklahoma City OK 73102

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3. (a) Title of the	(b) Name and Address of Each Broker Through Whom	SEC USE ONLY	(c) Number of Shares	(d) Aggregate	(e) Number of Shares	(f) Approximate	(g) Name of Each
Class of Securities To Be Sold	the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	or Other Units To Be Sold (See instr. 3(c))	Market Value (See instr. 3(d))	or Other Units Outstanding (See instr. 3(e)	Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Securities Exchange (See instr. 3(g))
Common Units	Fidelity Brokerage Services LLC PO Box 673000 Dallas, TX 75267-2343		3,632	$61,337.216	214,423,917	05/15/2015	NYSE

INSTRUCTIONS:	1.	(a)	Name of issuer
		(b)	Issuer’s I.R.S. Identification Number
		(c)	Issuer’s S.E.C. file number, if any
		(d) (e)	Issuer’s address, including zip code Issuer’s telephone number, including area code

	2.	(a)	Name of person for whose account the securities are to be sold
		(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
		(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
(e)

Number of shares or other units of the class outstanding, of if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer

Approximate date on which the securities are to be sold

(f)
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I - SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Units	4/21/2015	Compensation (A)	Enable Midstream Partners, LP	3,632	4/21/2015	Employment Related Services Provided

INSTRUCTIONS	If the securities were purchased and full payment therefore was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II - SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
NONE

REMARKS:

(A)	Settlement of phantom units under long term incentive plan that was registered on Form S-8.

INSTRUCTIONS:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:

The Person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

5/15/2015 DATE OF NOTICE	/s/ Mark C. Schroeder (SIGNATURE)
DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B-5

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.